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SEC FILE NUMBER
8-49718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GREAT PLAINS FINANCIAL SERVICES LLP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6048 31ST STREET S.
(No. and Street)

FARGO	ND	58104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RICHARD ENGEN	7012711590	RICK@TIME2PLAN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

325 N. ST. PAUL STREET STE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD ENGEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GREAT PLAINS FINANCIAL SERVICES LLP, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEFFREY C WALLGREN
Notary Public
State of North Dakota
My Commission Expires November 23, 2027

Signature: [signature]

Title: CEO

[signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**GREAT PLAINS FINANCIAL
SERVICES, LLP**

*FINANCIAL STATEMENTS
DECEMBER 31, 2025*

GREAT PLAINS FINANCIAL SERVICES, LLP

Table of Contents



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Partners and Those Charged With Governance
Great Plains Financial Services, LLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great Plains Financial Services, LLP (the Company) as of December 31, 2025, the related statements of operations, changes in partner's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 27, 2026

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

CASH AND CASH EQUIVALENTS	$	84,917
EQUIPMENT		
Equipment, at cost		6,725
Less accumulated depreciation		(2,690)
Equipment, net of accumulated depreciation		4,035
Total assets	$	88,952

LIABILITIES AND PARTNERS' EQUITY

LIABILITIES	$	-
PARTNERS' EQUITY		88,952
Total liabilities and partners' equity	$	88,952

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

COMMISSIONS	$	291,420
DISTRIBUTION FEES		30,598
SERVICE FEE INCOME		2,400
INTEREST INCOME		2,334
Total revenues		326,752
EXPENSES		
Commissions expense		283,572
Professional fees		14,369
Occupancy		9,610
Regulatory fees		5,930
Software subscriptions		4,566
Insurance		1,673
Telecommunications		1,383
Depreciation		1,345
General and administrative		2,315
Total expenses		324,763
Net earnings	$	1,989

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF PARTNERS' EQUITY
YEAR ENDED DECEMBER 31, 2025

BALANCE - DECEMBER 31, 2024	$	98,276
Net earnings		1,989
Contributions		19,701
Distributions		(31,014)
BALANCE - DECEMBER 31, 2025	$	88,952

GREAT PLAINS FINANCIAL SERVICES, LLP
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES	
Net earnings	$ 1,989
Adjustments to reconcile net earnings	
to net cash from operating activities	
Depreciation	1,345
Changes in assets and liabilities	
Other receivables	223
Operating lease right-of-use asset	12,480
Operating lease liability	(12,778)
NET CASH FROM OPERATING ACTIVITIES	3,259
CASH FLOWS USED FOR FINANCING ACTIVITIES	
Contributions	19,701
Distributions	(31,014)
NET CASH USED FOR FINANCING ACTIVITIES	(11,313)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,054)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	92,971
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 84,917

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Great Plains Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Fargo, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company amended the Membership Agreement to reflect that the Company no longer claims exemption from Rule 15c3-3 and instead relies on Footnote 74 to SEC Release 34-70073. The business activities are limited to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not the Company. In addition, the Company does not carry accounts of or for customers.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments. The Company regularly monitors all receivable balances and charges credit loss expense with any receivables deemed to be uncollectible. The Company does not charge interest and does not require collateral on any receivables.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

Equipment is stated at cost. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Advertising

Costs for advertising are expensed as incurred.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Income taxes on Partnership income are levied on the partners at the partner level. Accordingly, all profits and losses of the Partnership are recognized by each partner on their respective tax returns. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal and state income tax returns prior to fiscal year 2022 are closed. Any interest or penalties assessed to the Partnership are recorded in operating expenses. For the year ended December 31, 2025, there were no interest or penalties recorded in the accompanying financial statements.

In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2025, the Company had no tax positions that would not be held up under examination.

Revenue Recognition

The Company recognizes revenue in accordance with ASU 2014-09, *Revenue from Contracts with Customers*, and all subsequent amendments (collectively, "ASC 606"), which establishes a single comprehensive framework for recognizing revenue from contracts with customers. ASC 606 requires (1) identifying the contract with a customer, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. The revenue recognition standard does not apply to financial instruments or insurance contracts.

The Company's revenue consists primarily of commissions and distribution fees (including trail commissions) earned from facilitating the sale and ongoing servicing of investment products, such as mutual funds and insurance products. The Company acts as principal in these transactions, controlling the promised services before they are transferred to the customer, and recognizes revenue on a gross basis.

Commissions are earned from the initial sale of investments and represent a distinct performance obligation satisfied at a point in time. The Company recognizes commission revenue at the agreed-upon commission percentage when the customer completes the purchase of the investment and payment is processed (i.e., when control of the brokerage service transfers to the customer). The transaction price is fixed and determinable based on the investment amount, product type, or other contractual terms, with no significant variable consideration.

Distribution fees, including trail commissions, are earned for ongoing services provided to customers, such as account maintenance, customer support, and distribution-related activities associated with the held investments. These represent a separate distinct performance obligation satisfied over time. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

(continued on next page)

NOTES TO FINANCIAL STATEMENTS

Leases

The Company recognizes an asset representing its right to use the leased asset for the expected lease term (the 'right-of-use' asset) and a corresponding lease liability for leases with terms greater than one year. The lease liability is measured at the present value of future lease payments, utilizing the risk-free discount rate.

Subsequent Events

The Company has evaluated subsequent events through January 27, 2026, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Approximately 87% of the Company's earned revenues for 2025 were generated from commissions associated with transactions of Edgewood Real Estate Investment Trust, a nonpublic real estate investment trust with properties located throughout the upper Midwest.

NOTE 3 - OPERATING LEASE

The Company leased office space under an operating lease agreement which was set to expire on April 30, 2026. Terms of the lease called for monthly rent payments of $800 through April 30, 2025, increasing to $828 monthly from May 1, 2025 through April 30, 2026. The Company and the landlord agreed to terminate the lease agreement effective November 30, 2025. Prior to termination of the lease, the present value of the right-of-use asset and the corresponding lease liability were calculated using the risk-free discount rate of 4.48%. The difference between the lease payment and the lease expense due to the escalating lease payment schedule were recorded to adjust the right-of-use asset. Upon termination of the lease, the remaining balances of the right-of-use asset and lease liability were recorded to rent expense. Rent expense totaled $9,610 for the year ended December 31, 2025.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2025, the Company had the following net capital:

Net capital	$ 84,917
Excess net capital	$ 79,917
Aggregate indebtedness ratio	0.00 to 1

The Company is subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

NOTE 5 - PARTNERS EQUITY

During 2025, the Company entered into a Partnership Interest Purchase and Withdrawal Agreement to allow an existing partner to acquire the remaining Company ownership of two other partners and allow those two partners to withdraw from the Company. This agreement was effective November 1, 2025.

A summary of the beginning and ending Company ownership percentage of each of the partners is as follows:

Partners	Ownership Percentages as of January 1, 2025	Ownership Percentages as of December 31, 2025
Richard Engen	85.0%	85.0%
Jeffrey Wallgren	7.5%	15.0%
Garry Pierce	5.0%	0.0%
Karen Pierce	2.5%	0.0%
	100.0%	100.0%

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NOTE 7 - SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Chief Executive Officer of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

GREAT PLAINS FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GREAT PLAINS FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2025

		Schedule I
NET CAPITAL		
Total partner's equity from the statement of financial condition	$	88,952
Non-allowable assets:		
Equipment		(4,035)
Net capital	$	84,917
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -		
higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	79,917
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$	78,917
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		0.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	88,952
Adjustments		(4,035)
	$	84,917
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	-
Adjustments		-
	$	-

Schedules II & III

Exemption Provision

The Company is considered a "Non-Covered Firm" exempt from C.F.R. Sec. 240, 15c3-3 and is filing an Exemption Report by relying on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company limits its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placement of securities (4) effecting transactions in unit investment trusts and secondary transactions; and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Partners and Those Charged With Governance
Great Plains Financial Services, LLP

We have reviewed the accompanying Exemption Report of Great Plains Financial Services, LLP (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placements of securities (4) effecting transaction in unit investment trusts and secondary transactions throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 27, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Great Plains Financial Services, LLP Exemption Report

Great Plains Financial Services, LLP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) private placements of securities (4) effecting transactions in unit investment trusts and secondary transactions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Richard Engen, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Richard Engen, Partner

Date of Report: January 21, 2026